May 17, 2017

Via EDGAR and Overnight Delivery

William H. Thompson
Accounting Branch Chief Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Global Payments Inc.
Form 10-K for the Transition Period Ended December 31, 2016
Filed February 28, 2017
File No. 1-16111
Dear Mr. Thompson:
This letter sets forth the response of Global Payments Inc. (the "Company") to the comment provided by the staff (the "Staff") of the U.S. Securities and Exchange Commission regarding the above-referenced filing. For your convenience, we have set forth below the Staff's comment followed by our response.
Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Accounting Policies
Revenue recognition, page 58

1.
You disclose that certain of your integrated payments solutions arrangements contain multiple elements, such as equipment, perpetual licenses, software-as-a-service, maintenance, installation and training. Please tell us the amount of revenue recognized under these multiple element arrangements for each year presented. In addition, please tell us your consideration of disclosing the following information:

•	The general timing or performance of service for the deliverables within the arrangements;

•	Performance, cancellation, termination and refund-type provisions; and

•	The general timing of revenue recognition for significant units of accounting.
Please refer to ASC 605-25-50-1 and 50-2.

GLOBAL PAYMENTS INC. | 10 GLENLAKE PKWY NE, NORTH TOWER | ATLANTA, GEORGIA 30328-3473 | T +1 770.829.8000 | GLOBALPAYMENTSINC.COM

Mr. Thompson
May 17, 2017

Response:
Our integrated payments solutions arrangements that contain multiple elements relate to certain business units of Heartland Payment Systems, Inc. that we acquired in a business combination on April 22, 2016. The amount of revenue recognized for these multiple-element arrangements for each of the periods presented in the Form 10-K for the Transition Period ended December 31, 2016 were as follows: $72.9 million for the period ended December 31, 2016, $10.1 million for the year ended May 31, 2016 and zero for the years ended May 31, 2015 and 2014. For the periods ended December 31, 2016 and May 31, 2016, these amounts represented approximately 3% and less than 1%, respectively, of consolidated revenue.
Although the amount of revenue associated with these multiple-element arrangements was not material to our consolidated financial statements for any of the periods presented, we provided as supplemental disclosure the nature of these multiple-element arrangements within the Form 10-K for the Transition Period ended December 31, 2016. This supplemental disclosure was provided because these multiple-element arrangements represent a new component of our revenues and the accounting and related disclosures associated with such contracts could change upon the adoption of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)."
Since the amount of revenue recognized for these arrangements was not material for any of the periods presented, we determined that the additional disclosure items under ASC 605-25-50-1 and 50-2 were not required. In the preparation of future filings, we will continue to assess the disclosure requirements under ASC 605-25-50-1 and 50-2, as well as Topic 606, and consider the need to include additional disclosures to the extent the amount of revenue associated with our multiple-element arrangements becomes more significant.

Should you or any member of your team have any further questions or need any additional information, please contact me at (770) 829-8030.

Sincerely,

/s/ David M. Sheffield
David M. Sheffield
Senior Vice President and Chief Accounting Officer